Exhibit 99.1

Sundial Growers Completes Acquisition of Alcanna

Sundial is now the largest private sector cannabis and liquor retailer in Canada

CALGARY, AB, March 31, 2022 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") is pleased to announce the completion of the previously disclosed acquisition of all of the issued and outstanding common shares ("Alcanna Shares") of Alcanna Inc. (TSX: CLIQ) ("Alcanna") pursuant to a plan of arrangement, for total consideration of approximately $320 million consisting of cash and common shares of Sundial ("Sundial Shares" and such acquisition, the "Transaction").

Pursuant to the Transaction, former holders of Alcanna Shares ("Alcanna Shareholders") are entitled to receive (i) 8.85 Sundial Shares and (ii) $1.50 in cash for each Alcanna Share (collectively, the "Consideration"). Following the Transaction, there are approximately 2.4 billion Sundial Shares outstanding with existing Sundial shareholders holding approximately 86.6% of such Sundial Shares and former Alcanna Shareholders holding approximately 13.4% of such Sundial Shares.

Alcanna is one of the largest private-sector retailers of alcohol in North America and the largest in Canada by number of stores - operating locations in Alberta and British Columbia. Alcanna's majority-owned subsidiary, Nova Cannabis Inc. (TSX: NOVC) ("Nova"), also owns or operates a total of 78 cannabis retail stores in Alberta, Saskatchewan and Ontario.

Transaction Highlights:

•	Improved cash flow profile with expansion into liquor retail: As a result of the Transaction, Sundial has become Canada's largest private sector liquor retailer, operating 171 locations predominantly in Alberta under its three retail banners "Wine and Beyond", "Liquor Depot" and "Ace Liquor". The Company's management believes that the liquor segment will add sustainable cash flow from operations and stable adjusted EBITDA[1] generation to Sundial's business. Alcanna's established liquor segment generated cash provided by operating activities before working capital changes of $25.0 million, which net of cash used by cannabis operations of $6.7 million resulted in a consolidated total of $18.3 million for the twelve months ended December 31, 2021.
•	Improved revenue profile with the largest private cannabis retail network in Canada: Nova, Alcanna's majority-owned subsidiary, currently owns or operates a total of 78 cannabis retail stores across Alberta, Saskatchewan, and Ontario under the "Value Buds" banner. Combined with Sundial's Spiritleaf retail operations, Sundial now owns or operates Canada's largest cannabis retail network with more than 180 locations.
•	Increased optionality with majority ownership of Nova, a publicly listed, pure-play private cannabis retail operator: As a result of the Transaction, Sundial now also holds an approximately 63% equity interest in Nova, one of Canada's largest private cannabis retailers offering a wide range of high-quality cannabis products at value prices. Sundial will continue to provide capital and management services to Nova, as was done by Alcanna, with the aim of enhancing its position as a focused, dominant, publicly-listed Canadian cannabis retail platform, including by potentially acquiring third-party banners. Sundial's board of directors (the "Board") will periodically evaluate all options with regard to Sundial's stake in Nova, including the potential to consolidate Sundial's existing retail cannabis exposure or dividend a portion of Sundial's Nova shares to Sundial shareholders. Based on available data, we believe all of Nova's Value Buds stores in Ontario continue to gain market share over neighbouring competitors.
•	Synergies from a larger retail operation: The robust retail infrastructure and corporate support function at Alcanna is expected to generate synergies with Sundial's corporate-owned Spiritleaf retail operations as well as its franchise partners. It is estimated that these synergies will be approximately $15 million in additional adjusted EBITDA on an annual run-rate basis through cost savings, revenue optimization and other strategic initiatives.
•	Strengthened leadership team: The new combined company will be led by current Sundial Chief Executive Officer, Zach George, with the support of an expanded senior leadership team.
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[1] Adjusted EBITDA is a non-IFRS financial measure. Further details on these measures are included in the "Non-IFRS Measures" section of this news release.

"This is an exciting day for Sundial as we become a stronger and more capable regulated products platform.  We are developing a business model that has never existed at this scale in Canada, and are committed to continuously improving our business while delighting consumers," said Zach George, Chief Executive Officer of Sundial. "We look forward to working closely with the team at Alcanna and applaud James Burns' leadership in repositioning Alcanna's business and helping to develop Alcanna and Nova into first-class retail enterprises over the last several years. While the Alcanna transaction initially appears to be a step towards diversification and vertical integration, we expect to bring focus and specialization to the model as the cannabis industry evolves, including, for example, through potential spinoffs and consolidation of synergistic assets into pure-play businesses. I want to thank and congratulate everyone involved for their dedication and hard work in bringing this transaction to a successful conclusion. This is truly one of the most significant developments in the history of our two companies. The Sundial team is humbled by the opportunity to embrace the challenges that lie ahead and remains committed to delivering sustainable value to shareholders."

The Alcanna Shares are expected to be delisted from the Toronto Stock Exchange on or before April 4, 2022. It is expected that Alcanna will submit an application to cease to be a reporting issuer and to otherwise terminate its public company reporting requirements as soon as possible after delisting.

Alcanna Shareholders whose Alcanna Shares are held by a broker, agent or other intermediary should contact their broker or agent in respect of the exchange of their Alcanna Shares pursuant to the Transaction. Registered holders of Alcanna Shares must deposit their certificates with a duly completed amended and restated letter of transmittal in order to receive their Consideration pursuant to the Transaction, all as set forth in the management information circular and proxy statement of Alcanna dated November 9, 2021, as amended by the press release of Alcanna dated December 13, 2021 and the material change report of Alcanna dated January 6, 2022 (collectively, the "Circular"), copies of which have been filed on SEDAR at www.sedar.com and are available on Alcanna's website at https://www.alcanna.com/ALCANNA-Special-Meeting-Materials. Certificates formerly representing Alcanna Shares now represent only the right to receive the Consideration to which the holders thereof are entitled pursuant to the Transaction.

ADVISORS

ATB Capital Markets Inc. is acting as financial advisor to Sundial. McCarthy Tétrault LLP is acting as legal counsel to Sundial.

Cormark Securities Inc. is acting as financial advisor to Alcanna and Clark Wilson LLP is acting as legal counsel to the special committee of the board of directors of Alcanna, and Bennett Jones LLP is acting as legal counsel to Alcanna.

VIDEO

A video accompanying this release is available at: www.sndlgroup.com.

FILING INFORMATION

Further to the previously announced filing of its application with the Alberta Securities Commission for a management cease trade order ("MCTO") pending the release of the Company's anticipated delay in filing its audited consolidated financial statements for the year ended December 31, 2021, annual management's discussion and analysis for the same period and management certifications of annual filings, it is noted that filing of the annual information form of the Company for the year ended December 31, 2021 will also be delayed and will be reported on Form 20-F in accordance with applicable securities laws.   As previously announced, Sundial expects to report fourth quarter and full year 2021 earnings on or before April 14, 2022 and will also file its Annual Report on Form 20-F within the applicable U.S. filing deadline.  If an MCTO is issued, Sundial intends to satisfy the provisions of the "alternative information guidelines" set out in NP 12-203, including the requirement to file bi-weekly status reports in the form of news releases containing prescribed updating information, until the Filings are made. An MCTO would not generally affect the ability of persons who are not directors, officers, or insiders of the Company to trade in securities of the Company.  For further details, see the Company's press release dated March 28, 2022.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL". Its business is reported and analyzed under three operating segments: Cannabis Operations, Cannabis Retail (which, in the next reporting period following the Transaction will become Cannabis and Liquor Retail), and Investment Operations.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Sundial's investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

Sundial is proudly Albertan, headquartered in Calgary, AB. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expected", "projected", "to be" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding: the combined company and its focus going forward; the anticipated benefits associated with the Transaction; the date of delisting of the Alcanna Shares from the Toronto Stock Exchange; the submission of Alcanna's application to cease to be a reporting issuer; a potential dividend of certain Nova shares held by Sundial to Sundial shareholders; the anticipated synergies of the combined entity; the anticipated additional adjusted EBITDA  and other benefits of the Transaction to be realized by Sundial; the anticipated filing date of the Filings; Sundial's expectation that it will file its Annual Report on Form 20-F within the applicable U.S. filing deadline and that it will report its fourth quarter and full year 2021 earnings on or before April 14, 2022 and Sundial's capital and management services supporting Nova's development.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the anticipated benefits of the Transaction; the expectations with respect to the business and operations of the combined entity, including that each business segment will continue to operate in a manner consistent with past practice and under similar industry and market conditions; the ability of the combined entity to successfully implement its strategic plans and initiatives and whether such strategic plans and initiatives will yield the expected benefits; adverse industry events and other conditions in the cannabis and liquor retail industries; the ability of Sundial's management to execute its business strategy, objectives and plans including with respect to the combined entity and Nova; the ability of the combined entity to maintain and receive additional cannabis and liquor retail licenses; the availability of capital to finance management's business strategy, objectives and plans; future legislative, tax and regulatory developments; Sundial's belief that its external auditor will complete its audit and release its audit opinion in a timely manner that will allow Sundial to file its Annual Report on Form 20-F within the applicable U.S. filing deadline; that the unaudited financial statements prepared by management of the Company will not differ materially from audited financial statements once available and the impact of the COVID-19 pandemic.

As a result, although Sundial believes that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Sundial can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Sundial will derive therefrom.

The forward-looking information contained in this news release is made as of the date hereof. Except as expressly required by applicable securities laws, Sundial does not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this news release are expressly qualified by this cautionary statement.

All amounts are in Canadian dollars unless otherwise stated.

Future-Oriented Financial Information

This news release contains information that may constitute future-oriented financial information or financial outlook information ("FOFI") about Sundial and the prospective financial performance, financial position or cash flows of Sundial and the combined entity following the Transaction, all of which is subject to the various assumptions, risk factors, limitations and qualifications, including those  set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may provide to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Sundial's actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Sundial has included FOFI in this news release in order to provide readers with a more complete perspective on the combined entity's future operations and management's current expectations regarding the combined entity's future performance. Total revenues and system-wide retail sales of the Spiritleaf, Nova Cannabis and Value Buds banners for the three months and one month ended December 31, 2021 represent only the sum of revenues and system-wide retail sales of each banner for each period and were not prepared in compliance with Article 11 of Regulation S-X under the U.S. Securities Act of 1933. Total revenues, total system-wide retail sales, as well as historical adjusted EBITDA and additional cash flow from operations of Alcanna presented herein, do not include management's adjustments for the Transaction or adjustments made for differences in the relevant entities' accounting policies. The impact of such adjustments on such metrics may be material. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable law, Sundial does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events, or otherwise.

Non-IFRS Measures

Adjusted EBITDA and system-wide retail sales metrics including in this news release are financial measures that do not have a standardized meaning under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Such measures may not be comparable to similar measures presented by other issuers. These measures are used by management to assist in evaluating the profitability of its business and have been described and presented here in order to provide readers with additional measures for assessing the performance of Sundial and of the combined entity following the Transaction. They should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

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SOURCE Sundial Growers Inc.

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For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 31-MAR-22